UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                    Sociedad Quimica y Minera de Chile S.A.
           --------------------------------------------------------
                               (Name of Issuer)

                       Series A Shares, without nominal (par) value
                       Series B Shares, without nominal (par) value
           --------------------------------------------------------
                        (Title of Class of Securities)

                          Series A Shares: 833636103
                          Series B Shares: 833635105
           --------------------------------------------------------
                                (CUSIP Number)

                             S. Todd Crider, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 6, 2006
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Global Mining Investment (Chile) Ltda.
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  BK
                        Series B Shares:  Not applicable
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        Chile
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  7,123,076
BY EACH REPORTING                   Series B Shares:  None
PERSON WITH                 ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  7,123,076
                                    Series B Shares:  None
-------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         Series A Shares:  7,123,076
                         Series B Shares:  None
-------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         Series A Shares:  4.99%
                         Series B Shares:  None
-------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                         PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Sociedad de Inversiones Pampa Calichera S.A.
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  BK, AF
                        Series B Shares:  BK, AF
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        Chile
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  59,557,332
BY EACH REPORTING                   Series B Shares:  6,207,539
PERSON WITH                 ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  59,557,332
                                    Series B Shares:  6,207,539
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Series A Shares:  59,557,332
                        Series B Shares:  6,207,539
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Series A Shares:  41.7%
                        Series B Shares:  5.16%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Sociedad de Inversiones Oro Blanco S.A.
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  BK, AF
                        Series B Shares:  Not applicable
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        Chile
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  59,557,332
BY EACH REPORTING                   Series B Shares:  6,207,539
PERSON WITH                 ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            --------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  59,557,332
                                    Series B Shares:  6,207,539
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Series A Shares:  59,557,332
                        Series B Shares:  6,207,539
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Series A Shares:  41.7%
                        Series B Shares:  5.16%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Norte Grande S.A.
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  BK, AF
                        Series B Shares:  Not applicable
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        Chile
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  59,557,332
BY EACH REPORTING                   Series B Shares:  6,207,539
PERSON WITH                 ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  59,557,332
                                    Series B Shares:  6,207,539
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Series A Shares:  59,557,332
                        Series B Shares:  6,207,539
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Series A Shares:  41.7%
                        Series B Shares:  5.16%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Inversiones SQYA S.A.
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  BK, AF
                        Series B Shares:  Not applicable
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        Chile
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  65,702,424
BY EACH REPORTING                   Series B Shares:  6,207,539
PERSON WITH                 ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares:  None
                                    Series B Shares:  None
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  65,702,424
                                    Series B Shares:  6,207,539
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Series A Shares:  65,702,424
                        Series B Shares:  6,207,539
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Series A Shares:  46%
                        Series B Shares:  5.16%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        SQH S.A.
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  BK, AF
                        Series B Shares:  Not applicable
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        Chile
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares: None
                                    Series B Shares: None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  65,702,424
BY EACH REPORTING                   Series B Shares:  6,207,539
PERSON WITH                 ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares: None
                                    Series B Shares: None
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  65,702,424
                                    Series B Shares:  6,207,539
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Series A Shares:  65,702,424
                        Series B Shares:  6,207,539
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Series A Shares:  46%
                        Series B Shares:  5.16%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        S.Q. Grand Cayman Corp.
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  BK, AF
                        Series B Shares:  Not applicable
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        Chile
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares: None
                                    Series B Shares: None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  65,702,424
BY EACH REPORTING                   Series B Shares:  6,207,539
PERSON WITH                ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares: None
                                    Series B Shares: None
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  65,702,424
                                    Series B Shares:  6,207,539
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Series A Shares:  65,702,424
                        Series B Shares:  6,207,539
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Series A Shares:  46%
                        Series B Shares:  5.16%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Pacific Atlantic Trading Corporation
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  AF
                        Series B Shares:  Not applicable
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        Cayman Islands
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares: None
                                    Series B Shares: None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  65,702,424
BY EACH REPORTING                   Series B Shares:  6,207,539
PERSON WITH                 ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares: None
                                    Series B Shares: None
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  65,702,424
                                    Series B Shares:  6,207,539
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Series A Shares:  65,702,424
                        Series B Shares:  6,207,539
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Series A Shares:  46%
                        Series B Shares:  5.16%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        The Pacific Trust
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  AF
                        Series B Shares:  Not applicable
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        British Virgin Islands
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares: None
                                    Series B Shares: None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  65,702,424
BY EACH REPORTING                   Series B Shares:  6,207,539
PERSON WITH                 ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares: None
                                    Series B Shares: None
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  65,702,424
                                    Series B Shares:  6,207,539
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Series A Shares:  65,702,424
                        Series B Shares:  6,207,539
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Series A Shares:  46%
                        Series B Shares:  5.16%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Julio Ponce Lerou
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                                 (b) / /
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                        Series A Shares:  BK, AF
                        Series B Shares:  Not applicable
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        Chile
-------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                    Series A Shares: 17,026
                                    Series B Shares: None
                            ---------------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED                  Series A Shares:  65,702,424
BY EACH REPORTING                   Series B Shares:  6,207,539
PERSON WITH                 ---------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    Series A Shares: 17,026
                                    Series B Shares: None
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    Series A Shares:  65,702,424
                                    Series B Shares:  6,207,539
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Series A Shares:  65,719,450
                        Series B Shares:  6,207,539

-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       / /
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Series A Shares:  46.02%
                        Series B Shares:  5.16%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                        IN
-------------------------------------------------------------------------------

Item 1. Security and Issuer

     This Amendment No. 1 amends and restates in its entirety the Statement on
Schedule 13D originally filed on February 15, 2005 (as so amended and restated, this "Statement") and relates to the Series A common shares, without nominal value ("Series A Shares") and the Series B common shares, without nominal value ("Series B Shares"), of Sociedad Quimica y Minera de Chile S.A., a company organized under the laws of Chile ("SQM"). The principal executive offices of SQM are located at El Trovador 4285, piso 6, Las Condes, Santiago, Chile.

Item 2. Identity and Background

     This Statement is being jointly filed by Global Mining Investment (Chile) Ltda. ("Global Mining"), Sociedad de Inversiones Pampa Calichera S.A. ("Pampa"), Sociedad de Inversiones Oro Blanco S.A. ("Oro"), Norte Grande S.A. ("Norte"), Inversiones SQYA S.A. ("SQYA"), SQH S.A. ("SQH"), S.Q. Grand Cayman Corp. ("SQ Grand Cayman"), Pacific Atlantic Trading Corporation ("Pacific Atlantic Trading"), The Pacific Trust ("Pacific Trust") and Mr. Julio Ponce Lerou ("Mr. Ponce"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Each of Global Mining, Pampa, Oro, Norte, SQYA, SQH, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust and Mr. Ponce is individually a "Reporting Person" and are collectively the "Reporting Persons."

     Global Mining

     Global Mining is a limited liability partnership (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile. The address of the principal office of Global Mining is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Global Mining is to act as a holding company for the investment in SQM. Global Mining is a wholly-owned subsidiary of Pampa.

     Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Global Mining.

     Pampa

     Pampa is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Pampa is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Pampa is to act as a holding company for the investment in SQM. As of the date of this Statement, Oro was the owner of record of approximately 66.87% of the outstanding share capital of Pampa.

     Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pampa.

     Oro

     Oro is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Oro is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Oro is to act as a holding company for the investment in SQM. As the date of this Statement, Norte is the owner of record of approximately 78.14% of the outstanding share capital of Oro.

     Set forth on Schedule C to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Oro.

     Norte

     Norte is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of Norte is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of Norte is to act as a holding company for the investment in SQM. As the date of this Statement, SQYA is the owner of record of approximately 89.81% of the outstanding share capital of Norte.

     Set forth on Schedule D to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Norte.

     SQYA

     SQYA is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of SQYA is El Trovador 4285, piso 11, Las Condes, Santiago, Republic of Chile. The principal business activity of SQYA is to act as a holding company for the investment in SQM. As of the date of this Statement, SQH is the owner of record of approximately 51% of the outstanding share capital of SQYA. The remaining 49% equity interest in SQYA is owned by Yara Nederland B.V. ("Yara"), a corporation organized under the laws of the Netherlands. As a result of its ownership of 51% of SQYA, SQH may be deemed to control SQYA.

     Set forth on Schedule E to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQYA.

     SQH

     SQH is a corporation (sociedad anonima) organized under the laws of the Republic of Chile. The address of the principal office of SQH is Moneda No. 920, Of. 705, Santiago, Republic of Chile. The principal business purpose of SQH is to serve as a holding company for the investment in SQM. As of the date of this Statement, SQ Grand Cayman is the owner of substantially all of the outstanding share capital of SQH.

     Set forth on Schedule F to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQH.

     SQ Grand Cayman

     SQ Grand Cayman is a corporation organized under the laws of the Cayman Islands. The address of the principal office of SQ Grand Cayman is 1800 Sovran Center, 1 Commercial Place, Norfolk, VA. The principal business activity of SQ Grand Cayman is to serve as a holding company for the investment in SQM. As of the date of this Statement, Pacific Atlantic Trading is the owner of record of 100% of the outstanding share capital of SQ Grand Cayman.

     Set forth on Schedule G to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of SQ Grand Cayman.

     Pacific Atlantic Trading

     Pacific Atlantic Trading is a corporation organized under the laws of the Cayman Islands. The address of the principal office of Pacific Atlantic Trading is 1800 Sovran Center, 1 Commercial Place, Norfolk, VA. The principal business activity of Pacific Atlantic Trading is to act as a holding company for the investment in SQM. As of the date of this Statement, Pacific Trust is the owner of record of 100% of the outstanding share capital of Pacific Atlantic.

     Set forth on Schedule H to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and the name of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Pacific Atlantic Trading.

     Pacific Trust

     Pacific Trust is formed under the laws of the British Virgin Islands. The address of the principal office of Pacific Trust is care of Alfaro, Ferrer, Ramirez & Aleman (BVI) at The Lake Building, 1st Floor, Road Town, Tortola, British Virgin Islands. Pacific Trust has no assets or operations other than holding the shares of Pacific Atlantic Trading. Alfaro, Ferrer, Ramirez & Aleman (BVI) is the trustee of Pacific Trust. Mr. Ponce has the power to direct the administration of Pacific Trust.

     Mr. Ponce

     Mr. Ponce is a citizen of the Republic of Chile. He resides at Luis Carrera No. 2700-A, Apartment 101, Vitacura, Santiago, Chile. Mr. Ponce serves as chairman of the Board of Directors of SQM.

     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A through H to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On December 21, 2004, Pampa acquired 6,000,000 Series A Shares on the Chilean Stock Exchange for an aggregate purchase price of Ch$24,006,000,000. Yara loaned Pampa the funds necessary to complete the acquisition. In order to secure the loan from Yara, Pampa issued notes to Yara in the amount of US$43,000,000 (the "Notes"). On January 10, 2005, Pampa repaid Yara the full amount due under the Notes with the proceeds of a loan from Banco BCI, which matures on May 30, 2012 and accrues interest at an annual rate of 6.56%.

     On January 14, 2005, SQYA acquired 6,145,092 Series A Shares on the Chilean Stock Exchange for an aggregate purchase price of Ch$24,592,658,184. Yara and Banco BCI loaned SQYA the funds necessary to complete the acquisition. In order to secure the loans from Yara and Banco BCI, SQYA issued notes to Yara and Banco BCI in the amounts of US$30,000,000 and US$20,000,000, respectively. The notes issued to Yara mature on May 30, 2015 and accrue interest at an annual rate of 6.65%. The notes issued to Banco BCI mature on May 30, 2011 and accrue interest at an annual rate of 6.40%.

     Pampa originally acquired ownership of 53,557,332 Series A Shares prior to SQM's registration with the Securities Exchange Commission with funds received from bank loans and capital contributions of its affiliates.

     On June 4, 2006, Pampa initiated a tender offer in Chile for Series B Shares. The tender offer was consummated on July 3, 2006, and in connection with the tender offer Pampa acquired 6,207,539 Series B shares for an aggregate purchase price of Ch$35,072,595,350. The source of funds for the acquisition of shares include (i) affiliate contributions in the amount of Ch$13,602,595,350; (ii) a loan from Banco Santander Santiago in the amount of US$30,000,000, which matures in 180 days from June 4, 2006 (this loan is in the process of being refinanced with a new loan from Banco Santander Santiago, which is expected to mature in June 2012); (iii) a loan from Banco BCI in the amount of US$6,500,000, which matures in June 2012 and (iv) a loan from Banco Corpbanca in the amount of US$6,500,000, which matures in June 2012. The average annual interest rate on these three loans is 7.19%.

Item 4. Purpose of Transaction

     Pampa and SQYA undertook the purchase of additional shares of Series A Shares in order to increase their interest in SQM. The interests of Pampa, SQYA and the Reporting Persons in SQM were acquired solely for the purpose of investment.

     Pampa purchased the Series B Shares in order to increase Mr. Ponce's indirect combined ownership in SQM to over 25% for investment purposes so that he would be deemed, solely for purposes of Chilean law, as a "controlling shareholder" under Articles No. 97 and No. 99 of the Chilean Securities Market Law. The acquisition by Pampa of the Series B Shares, however, did not materially affect the Reporting Persons' control rights over SQM since the Series B Shares have limited voting rights (holders of Series B Shares elect one of eight members of the Board of Directors (the "Series B Director") and vote together with the Series A Shares on other matters); the Reporting Persons' ownership of 5.16% of the Series B Shares does not allow them to materially influence the election of the Series B Director and their increased ownership, on a combined basis, of Series A and Series B Shares from 24.97% to 27.33% does not materially increase their voting power with respect to other matters. Although being deemed as a "controlling shareholder" for purposes of Chilean law does not provide additional control rights, it does result, under Chilean corporate law, in the "controlling shareholder" not being required to extend a mandatory public tender offer upon subsequent purchases of securities of the Company.

     Each of the Reporting Persons intends to review its investment in SQM on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of SQM, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of SQM owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: SQM's business and prospects; other developments concerning SQM and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations;

general economic conditions; and financial and stock market conditions, including the market price of the Series A and Series B Shares.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.

Item 5. Interests in Securities of the Issuer

Series A Shares

     (a) Global Mining directly and beneficially owns 7,123,076 Series A Shares, which represents 4.99% of Series A Shares. Pampa directly owns 52,434,256 Series A Shares and, by virtue of its ownership and control of Global Mining, is deemed to beneficially own the 7,123,076 Series A Shares owned by Global Mining. Pampa's aggregate beneficial ownership of 59,557,332 Series A Shares represents 41.7% of Series A Shares. By virtue of their ownership and control of Pampa, each of Oro and Norte is deemed to beneficially own the 59,557,332 Series A Shares or 41.7% of Series A Shares beneficially owned by Pampa.

     SQYA directly owns 6,145,092 Series A Shares and, by virtue of its ownership and control of Norte, is deemed to beneficially own the 59,557,332 Series A Shares beneficially owned by Norte. SQYA's aggregate beneficial ownership of 65,702,424 Series A Shares represents 46% of Series A Shares. Each of SQH, SQ Grand Cayman, Pacific Atlantic Trading and Pacific Trust, by virtue of their direct or indirect ownership and control of SQYA, is deemed to beneficially own the 65,702,424 Series A Shares or 46% of Series A Shares beneficially owned by SQYA.

     Mr. Ponce directly owns 17,026 Series A Shares and, by virtue of his ownership and control of Pacific Trust, is deemed to beneficially own the 65,702,424 Series A Shares beneficially owned by Pacific Trust. Mr. Ponce's aggregate beneficial ownership of 65,719,450 Series A Shares represents 46.02% of Series A Shares.

     (b) Global Mining has the shared power to vote or direct the vote, or dispose or direct the disposition of 7,123,076 of the Series A Shares. Pampa, Oro, and Norte have the shared power to vote or direct the vote, or dispose or direct the disposition of 59,557,332 of the Series A Shares. SQYA, SQH, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust and Mr. Ponce have the shared power to vote or direct the vote, or dispose or direct the disposition of 65,702,424 Series A Shares.

     Mr. Ponce has the sole power to vote or direct the vote, or to dispose or direct the disposition of the 17,026 Series A Shares that he directly owns. None of the Reporting Persons, with the exception of Mr. Ponce, has the sole power to vote or direct the vote, or to dispose or direct the disposition of their respective shares.

     (c) None of the Reporting Persons has effected any transaction in the Series A Shares in the last 60 days.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.

Series B Shares

     (a) Pampa's aggregate beneficial ownership of 6,207,539 Series B Shares represents 5.16% of Series B Shares. By virtue of their ownership and control of Pampa, each of Oro and Norte is deemed to beneficially own the 6,207,539 Series B Shares or 5.16% of Series B Shares beneficially owned by Pampa.

     By virtue of SQYA's ownership and control of Norte, it is deemed to beneficially own the 6,207,539 Series B Shares beneficially owned by Norte. SQYA's aggregate beneficial ownership of 6,207,539 Series B Shares represents 5.16% of Series B Shares. Each of SQH, SQ Grand Cayman, Pacific Atlantic Trading and Pacific Trust, by virtue of their direct or indirect ownership and control of SQYA, is deemed to beneficially own the 6,207,539 Series B Shares or 5.16% of Series B Shares beneficially owned by SQYA.

     By virtue of Mr. Ponce's ownership and control of Pacific Trust, he is deemed to beneficially own the 6,207,539 Series B Shares beneficially owned by Pacific Trust. Mr. Ponce's aggregate beneficial ownership of 6,207,539 Series B Shares represents 5.16% of Series B Shares.

     (b) Pampa, Oro, Norte, SQYA, SQH, SQ Grand Cayman, Pacific Atlantic Trading, Pacific Trust and Mr. Ponce have the shared power to vote or direct the vote, or dispose or direct the disposition of 6,207,539 Series B Shares.

     (c) See Item 3 above.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In order to set the terms and conditions governing their joint ownership of SQYA, Inversiones SQ Holding S.A. ("SQ Holding") (predecessor entity of
SQH) and Norsk Hydro Holland B.V. ("Norsk") entered into the Shareholders Agreement of Inversiones SQNH S.A. (predecessor entity of SQYA) dated April 18, 2002 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, SQ Holding and Norsk agree that Norsk, as the then-owner of 49% of the share capital of SQYA, had the right to designate at least one person to be elected to the boards of directors of Norte, Oro, Pampa and SQM. SQ Holding and Norsk further agreed that any of their votes remaining after electing a person designated by Norsk to the boards of Norte, Oro, Pampa and SQM would be used to elect three directors designated by SQ Holding to the boards of Norte, Oro and Pampa and two directors designated by SQ Holding to the board of SQM. Under the Shareholders Agreement, SQ Holding and Norsk further agreed that the president of SQM would always be designated by SQ Holding.

     On September 15, 2004, Yara acquired Norsk's interest in SQYA and assumed all of Norsk's rights and obligations under the Shareholders Agreement. On November 9, 2005, the shareholders of SQ Holding resolved to split SQ Holding into two companies, SQ Holding (surviving entity) and SQH (newly formed entity). SQ Holding's 51% stake in SQYA was transferred to SQH.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of August 3, 2006, among Global Mining Investment (Chile) Ltda., Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A., Inversiones SQYA S.A., SQH S.A., S.Q. Grand Cayman Corp., Pacific Atlantic Trading Corporation, The Pacific Trust and Mr. Julio Ponce Lerou.

Exhibit 2: Shareholders Agreement of Inversiones SQNH dated April 18, 2002 among Inversiones SQ Holding S.A. and Norsk Hydro Holland B.V. (filed as Exhibit 2 to the Reporting Persons' Schedule 13D filed on February 15, 2005 and incorporated by reference herein).

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  August 3, 2006



GLOBAL MINING INVESTMENT (CHILE) LTDA.      SQH S.A.

By  /s/ Jose Guerrero Zamorano              By  /s/ Jorge Araya Cabrera
    -----------------------------------         -----------------------
    Name:   Jose Guerrero Zamorano              Name:   Jorge Araya Cabrera
    Title:  General Manager                     Title:  General Manager

SOCIEDAD DE INVERSIONES PAMPA               S.Q. GRAND CAYMAN CORP.
  CALICHERA S.A.

By  /s/ Jorge Araya Cabrera                 By  /s/ Roberto Guzman Lyon
    ------------------------------------        -----------------------
    Name:   Jorge Araya Cabrera                 Name:   Roberto Guzman Lyon
    Title:  General Manager                     Title:  General Manager

SOCIEDAD DE INVERSIONES ORO BLANCO S.A.     PACIFIC ATLANTIC TRADING CORPORATION

By  /s/ Jorge Araya Cabrera                 By  /s/ Roberto Guzman Lyon
    ------------------------------------        -----------------------
    Name:   Jorge Araya Cabrera                 Name:   Roberto Guzman Lyon
    Title:  General Manager                     Title:  General Manager

NORTE GRANDE S.A.                           THE PACIFIC TRUST

By  /s/ Jorge Araya Cabrera                 By  /s/ Roberto Guzman Lyon
    ------------------------------------        -----------------------
    Name:   Jorge Araya Cabrera                 Name:   Roberto Guzman Lyon
    Title:  General Manager                     Title:  General Manager

INVERSIONES SQYA S.A.                       JULIO PONCE LEROU

By  /s/ Jorge Araya Cabrera                     /s/ Julio Ponce Lerou
    ------------------------------------
    Name:   Jorge Araya Cabrera
    Title:  General Manager

                                  SCHEDULE A


                ADDITIONAL INFORMATION CONCERNING GLOBAL MINING


                                                             Present Principal Occupation or
            Name                  Business Address           Employment and Name of Employer                      Citizenship
--------------------------   ---------------------------     -----------------------------------------------      -----------
Mr. Jose Guerrero Zamorano    El Trovador 4285, 11th         Officer - Global Mining Investment (Chile) Ltda.     Chile
(Officer)                     Floor, Las Condes
                              Santiago, Chile

                                  SCHEDULE B

                    ADDITIONAL INFORMATION CONCERNING PAMPA


                                                             Present Principal Occupation or
            Name                  Business Address           Employment and Name of Employer                      Citizenship
--------------------------   ---------------------------     -----------------------------------------------      -----------
Mr. Julio Ponce Lerou         El Trovador 4285               Chairman of Board of Directors - SQM                 Chile
(Chairman of Board of         6th Floor
Directors)                    Santiago, Chile

Mr. Fernando Tisne Maritano   Av. Isidora Goyenechea         Business Engineer - Executive of Moneda              Chile
(Director)                    3621, 8th Floor                Assets Management
                              Santiago, Chile

Mr. Juan Luis Rivera Palma    Av. Isidora Goyenechea         Business Engineer - Executive of Moneda              Chile
(Director)                    3621, 8th Floor                Asset Management
                              Santiago, Chile

Mr. Eugenio Ponce Lerou       El Trovador 4285               Mechanical Engineer - Senior Commercial              Chile
(Director)                    6th Floor                      Vice President of SQM
                              Santiago, Chile

Mr. Kendrick T. Wallace       El Trovador 4285               Senior Vice President and General Counsel -          U.S.A.
(Director)                    6th Floor                      Yara International ASA
                              Santiago, Chile                Member of the Board of Directors of SQM

Mr. Patricio Phillips Saenz   El Trovador 4285               Business Engineer                                    Chile
(Director)                    11th Floor
                              Santiago, Chile

Mr. Luis Vasquez Caro         Av. Isidora Goyenechea         Business Engineer - Molina Swett y Valdes S.A.       Chile
(Director)                    3600, office 1002, 8th Floor
                              Santiago, Chile

Mr. Jorge Araya Cabrera       El Trovador 4285               Officer - Sociedad de Inversiones Pampa              Chile
(Officer)                     11th Floor                     Calichera S.A., Sociedad de Inversiones Oro
                              Santiago, Chile                Blanco S.A., and Norte Grande S.A.

                                  SCHEDULE C


                     ADDITIONAL INFORMATION CONCERNING ORO


                                                             Present Principal Occupation or
            Name                  Business Address           Employment and Name of Employer                      Citizenship
--------------------------   ---------------------------     -----------------------------------------------      -----------
Mr. Julio Ponce Lerou        El Trovador 4285                Chairman of Board of Directors - SQM                 Chile
(Chairman of Board of        6th Floor
Directors)                   Santiago, Chile

Mr. Julio Ponce Pinochet     El Trovador 4285                Forestry Engineer - SQM                              Chile
(Director)                   4th Floor
                             Santiago, Chile

Mr. Alejandro Ponce          El Trovador 4285                Forestry Engineer - SQM                              Chile
Pinochet (Director)          5th Floor
                             Santiago, Chile

Mr. Luis Vasquez Caro        Av. Isidora Goyenechea          Business Engineer - Molina Swett y Valdes            Chile
(Director)                   3600, office 1002               S.A.
                             Santiago, Chile

Mr. Juan Luis Rivera Palma   Isidora Goyenechea              Business Engineer - Executive of Moneda              Chile
(Director)                   3621, 8th Floor                 Asset Management
                             Santiago, Chile

Mr. Kendrick T. Wallace      El Trovador 4285                Senior Vice President and General Counsel -          U.S.A.
(Director)                   6th Floor                       Yara International ASA
                             Santiago, Chile                 Member of the Board of Directors of SQM

Mr. Patricio Phillips Saenz  El Trovador 4285                Business Engineer                                    Chile
(Director)                   11th Floor
                             Santiago, Chile

Mr. Jorge Araya Cabrera      El Trovador 4285                Officer - Sociedad de Inversiones Pampa              Chile
(Officer)                    11th Floor                      Calichera S.A., Sociedad de Inversiones Oro
                             Santiago, Chile                 Blanco S.A., and Norte Grande S.A.

                                  SCHEDULE D

                    ADDITIONAL INFORMATION CONCERNING NORTE


                                                             Present Principal Occupation or
            Name                  Business Address           Employment and Name of Employer                      Citizenship
--------------------------   ---------------------------     -----------------------------------------------      -----------
Mr. Julio Ponce Lerou        El Trovador 4285                Chairman of Board of Directors - SQM                 Chile
(Chairman of Board of        6th Floor
Directors)                   Santiago, Chile

Mr. Julio Ponce Pinochet     El Trovador 4285                Forestry Engineer - SQM                              Chile
(Director)                   4th Floor
                             Santiago, Chile

Mr. Alejandro Ponce          El Trovador 4285                Forestry Engineer - SQM                              Chile
Pinochet (Director)          5th Floor
                             Santiago, Chile

Mr. Luis Vasquez Caro        Av. Isidora Goyenechea          Business Engineer - Molina Swett y Valdes S.A.       Chile
(Director)                   3600, office 1002
                             Santiago, Chile

Mr. Felipe Garcia-           Mapocho 3411                    Officer - SQH S.A.                                   Chile
Huidobro MacAuliffe          Santiago, Chile
(Director)

Mr. Kendrick T. Wallace      El Trovador 4285                Senior Vice President and General Counsel -          U.S.A.
(Director)                   6th Floor                       Yara International ASA
                             Santiago, Chile                 Member of the Board of Directors of SQM


Mr. Patricio Phillips Saenz  El Trovador 4285                Business Engineer                                    Chile
(Director)                   11th Floor
                             Santiago, Chile

Mr. Jorge Araya Cabrera      El Trovador 4285                Officer - Sociedad de Inversiones Pampa              Chile
(Officer)                    11th Floor                      Calichera S.A., Sociedad de Inversiones Oro
                             Santiago, Chile                 Blanco S.A., and Norte Grande S.A.

                                  SCHEDULE E


                    ADDITIONAL INFORMATION CONCERNING SQYA


                                                             Present Principal Occupation or
            Name                  Business Address           Employment and Name of Employer                      Citizenship
--------------------------   ---------------------------     -----------------------------------------------      -----------
Mr. Julio Ponce Lerou        El Trovador 4285                Chairman of Board of Directors - SQM                 Chile
(Chairman of Board of        6th Floor
Directors)                   Santiago, Chile

Mr. Jorge Araya Cabrera      El Trovador 4285                Director                                             Chile
(Director)                   11th Floor
                             Santiago, Chile

Mr. Pablo Iacobelli de Rio   Miraflores 222                  Attorney - Carey y Cia Ltda.                         Chile
(Director)                   24th Floor
                             Santiago, Chile

Mr. Ricardo Peralta          El Trovador 4285                Attorney - SQM                                       Chile
Valenzuela (Director)        12th Floor
                             Santiago, Chile

Mr. Kendrick T. Wallace      El Trovador 4285                Senior Vice President and General Counsel -          U.S.A.
(Director)                   6th Floor                       Yara International ASA
                             Santiago, Chile                 Member of the Board of Directors of SQM

Mr. Jorge Araya Cabrera      El Trovador 4285                Officer - SQH S.A. and Inversiones SQYA S.A.         Chile
(Officer)                    11th Floor
                             Santiago, Chile

                                  SCHEDULE F


                  ADDITIONAL INFORMATION CONCERNING SQH S.A.


                                                             Present Principal Occupation or
            Name                  Business Address           Employment and Name of Employer                      Citizenship
--------------------------   ---------------------------     -----------------------------------------------      -----------
Mr. Julio Ponce Lerou        El Trovador 4285                Chairman of Board of Directors - SQM                 Chile
(Chairman of Board of        6th Floor
Directors)                   Santiago, Chile

Mr. Felipe Garcia-Huidobro   Mapocho 3411                    Officer - SQH S.A.                                   Chile
Mac Auliffe                  Santiago, Chile
(Director)

Mr. Jorge Araya Cabrera      El Trovador 4285                Officer - Inversiones SQYA S.A. and SQH S.A.         Chile
(Director)                   11th Floor
                             Santiago, Chile

Mr. Jorge Araya Cabrera      El Trovador 4285                Officer - SQH S.A. and Inversiones SQYA S.A.         Chile
(Officer)                    11th Floor
                             Santiago, Chile

                                  SCHEDULE G


            ADDITIONAL INFORMATION CONCERNING SQ GRAND CAYMAN CORP.


                                                             Present Principal Occupation or
            Name                  Business Address           Employment and Name of Employer                      Citizenship
--------------------------   ---------------------------     -----------------------------------------------      -----------
Mr. John Metcalfe Cole       12 Wheatfield Road              Accountant                                           England and
(Director)                   Harpenden, Herfordshire                                                                Wales
                             England

Mr. Roberto Guzman Lyon      Moneda 920                      Officer - SQ Grand Cayman Corp. and                  Chile
(Officer)                    7th Floor                       Attorney (Partner) - Servicios
                             Santiago, Chile                 Profesionales Guzman y Manriquez Ltda.

                                  SCHEDULE H


          ADDITIONAL INFORMATION CONCERNING PACIFIC ATLANTIC TRADING


                                                             Present Principal Occupation or
            Name                  Business Address           Employment and Name of Employer                      Citizenship
--------------------------   ---------------------------     -----------------------------------------------      -----------
Mr. Thomas A. Rucker         222 Central Park Avenue         Attorney - Partner of Willcox & Savage               U.S.A.
(Director)                   Suite 1500
                             Virginia Beach, VA
                             U.S.A.

Mr. Roberto Guzman Lyon      Moneda 920                      Officer - Pacific Atlantic Trading and               Chile
(Officer)                    7th Floor                       Attorney (Partner) - Servicios
                             Santiago, Chile                 Profesionales Guzman y Manriquez Ltda.

                                   EXHIBIT 1


                            Joint Filing Agreement


     The undersigned hereby agree that the Statement on Schedule 13D, dated August 3, 2006, with respect to the Series A Shares and Series B Shares of Sociedad Quimica y Minera de Chile S.A. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 3rd day of August, 2006.


GLOBAL MINING INVESTMENT (CHILE) LTDA.     SQH S.A.

By  /s/ Jose Guerrero Zamorano             By  /s/ Jorge Araya Cabrera
    ------------------------------------       ------------------------
     Name:   Jose Guerrero Zamorano            Name:   Jorge Araya Cabrera
     Title:  General Manager                   Title:  General Manager

SOCIEDAD DE INVERSIONES PAMPA              S.Q. GRAND CAYMAN CORP.
  CALICHERA S.A.

By  /s/ Jorge Araya Cabrera                By  /s/ Roberto Guzman Lyon
    ------------------------------------       -----------------------
     Name:   Jorge Araya Cabrera               Name:   Roberto Guzman Lyon
     Title:  General Manager                   Title:  General Manager

SOCIEDAD DE INVERSIONES ORO BLANCO S.A.    PACIFIC ATLANTIC TRADING CORPORATION

By  /s/ Jorge Araya Cabrera                By  /s/ Roberto Guzman Lyon
    ------------------------------------       -----------------------
     Name:   Jorge Araya Cabrera               Name:   Roberto Guzman Lyon
     Title:  General Manager                   Title:  General Manager

NORTE GRANDE S.A.                          THE PACIFIC TRUST

By  /s/ Jorge Araya Cabrera                By  /s/ Roberto Guzman Lyon
    ------------------------------------       -----------------------
     Name:   Jorge Araya Cabrera               Name:   Roberto Guzman Lyon
     Title:  General Manager                   Title:  General Manager

INVERSIONES SQYA S.A.                      JULIO PONCE LEROU

By  /s/ Jorge Araya Cabrera                     /s/ Julio Ponce Lerou
    ------------------------------------
     Name:   Jorge Araya Cabrera
     Title:  General Manager